Exhibit 99.1

Boston Carriers Inc. (OTC: BSTN) ("Boston" or the "Company") Announced Today entering a Short Term Contract for a Spot Voyage of the MV Nikiforos ("Nikiforos")

ATHENS, Greece, February 22, 2017 /PRNewswire/ --

Nikiforos is a 1996-built dry bulk Handymax vessel of 45,693 dwt and was delivered to Boston in February 2016.

In January 2017 Nikiforos has entered into a spot voyage contract for transporting approximately 40,030 tons of dry bulk cargo from Middle East to Subcontinent. The short voyage upon completion is expected to contribute approximately 708,000 usd in the revenues of the company.

Mr. Antonios Bertsos, Chairman and Chief Executive Officer, stated, "Boston's short term employment strategy allows the Company to capture any potential upside that arise in the dry bulk market."

Mr. Antonios Bertsos, added, "We believe in the dry bulk sector and will attempt to continue to grow our fleet with additional dry bulk Handysize-Handymax vessels."

About Boston Carriers Inc.

Boston Carriers Inc. is an international shipping company providing ideal solutions for seaborne transportation of dry bulk commodities through owned vessels. Boston is a Securities and Exchange Commission ("SEC") reporting Foreign Private Issuer in compliance with applicable SEC rules and regulations and current in its SEC reporting, utilizing U.S. Read more about Boston Carriers Inc. - http://www.bostoncarriers.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Boston may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Boston's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks will be included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Boston does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media Relations:
Antonios Bertsos
Boston Carriers Inc.
Telephone: +30-211-182-0274
Email: info@bostoncarriers.com